Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Lorus announces initiation of IND-enabling toxicology studies for its lead small molecule drug, LOR-253

     - Toxicology studies in preparation for an investigational new drug application to the US FDA -

     TORONTO, March 25 /CNW/ - Lorus Therapeutics Inc. ('Lorus'), a
biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced the start of GLP toxicology studies for its lead anticancer small molecule drug LOR-253.
     The toxicology studies, which are currently underway, are designed to support the filing of an Investigational New Drug (IND) application with the
U.S. FDA for LOR-253 to initiate a Phase I clinical study in cancer indications. Lorus intends to submit an IND for LOR-253 during the fourth quarter of 2008, following successful completion of the toxicology program.
     LOR-253 (formerly known as LT-253) is a proprietary small molecule compound discovered at Lorus and optimized for its anticancer properties. In preclinical studies, LOR-253 has shown selective and potent antitumor activity in a variety of human cancers, including colon cancer and non-small cell lung cancer, and has an excellent therapeutic window due to its low toxicity. The mode of action of LOR-253 involves the downregulation of cyclin D1, an important regulator of cell cycle progression and cell proliferation.
Alterations in the cyclin D1 regulatory pathway have been linked to the development of cancer.
     "LOR-253 is the first compound from our small molecule program to advance to GLP toxicology studies. Moving LOR-253 forward is consistent with Lorus'
focus on development of novel drugs from a broad range of technologies. From a drug development perspective, this represents a significant milestone towards filing an IND application for clinical investigation. We are very excited about the progress we have made in the development of this unique class of anticancer drug discovered at Lorus as represented by LOR-253," said Dr.
Aiping Young, President and CEO of Lorus.

     About Lorus

     Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus has completed one Phase II and one Phase III clinical trial. Lorus Therapeutics Inc. is listed on the Toronto Stock
Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

     Forward looking statements

     This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements or the transactions described in this press release to be materially different from any future results, performance, achievements or transactions described in this press release, if at all, that may be expressed or implied by such forward-looking statements, including, among others: the progress of negotiations; our ability to obtain regulatory, security holder and other approvals; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the
United States Securities and Exchange Commission.
     Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

     Lorus Therapeutics' recent press releases are available through the
Company's website at www.lorusthera.com. For Lorus' regulatory filings on
SEDAR, please go to Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc.

     %SEDAR: 00025614E          %CIK: 0000882361

     /For further information: Lorus Therapeutics Inc., Peter Korth, (416)
798-1200 ext. 325, ir(at)lorusthera.com/
     (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 08:00e 25-MAR-08